UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14995

Accufacts Pre-Employment Screening, Inc.

(Exact name of registrant as specified in its charter)

2180 State Road 434 West, Suite 4150 Longwood, FL 32779 (407) 682-5051

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty of file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☒	Rule 12h-3(b)(1)(ii)	☒
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 Accufacts Pre-Employment Screening, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 12, 2006	By:	/s/ JULIE WATERS
		Name:	Julie Waters
		Title:	Vice President